UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

CODERE ONLINE LUXEMBOURG, S.A.

(Name of Issuer)

Ordinary Shares

(Title of Class of Securities)

L18268109

(CUSIP Number)

December 31, 2021

(Date of Event which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐	Rule 13d-1(b)

☐	Rule 13d-1(c)

☒	Rule 13d-1(d)

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. L18268109

1	NAMES OF REPORTING PERSONS Codere New Topco S.A.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Grand Duchy of Luxembourg

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 30,000,000
	6	SHARED VOTING POWER NONE
	7	SOLE DISPOSITIVE POWER 30,000,000
	8	SHARED DISPOSITIVE POWER NONE

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 30,000,000
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (See Instructions) ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 66.5%
12	TYPE OF REPORTING PERSON (See Instructions) OO

Item 1(a). Name of Issuer:

Codere Online Luxembourg, S.A.

Item 1(b). Address of Issuer’s Principal Executive Offices:

7 rue Robert Stümper

L-2557 Luxembourg,

Grand Duchy of Luxembourg

R.C.S. Luxembourg: B255798

Item 2(a). Name of Person Filing:

Codere New Topco S.A.

Codere New Topco S.A. holds the ordinary shares of Codere Online Luxembourg, S.A. indirectly through its subsidiary Codere Newco, S.A.U.

Item 2(b). Address of Principal Business Office or, if none, Residence:

6 Rue Eugène Ruppert

L-2453 Luxemburg,

Grand Duchy of Luxembourg

Item 2(c). Citizenship:

Luxembourgish

Item 2(d). Title of Class of Securities:

Ordinary Shares

Item 2(e). CUSIP Number:

The CUSIP Number of the Ordinary Shares is L18268109.

Item 3. Filing Pursuant to Rule 240.13d-1(b) or 240.13.d-2(b) or (c).

Not Applicable

Item 4. Ownership.

All of the following amounts are as of December 31, 2021.

(a)	Amount of securities beneficially owned:

30,000,000

(b)	Percent of class:

66.5%

(c)	Number of shares as to which the person has:

(i)	Sole power to vote or to direct the vote: 30,000,000

(ii)	Shared power to vote or to direct the vote: None

(iii)	Sole power to dispose or to direct the disposition of: 30,000,000

(iv)	Shared power to dispose or to direct the disposition of: None

Item 5. Ownership of Five Percent or Less of a Class.

Not Applicable

Item 6. Ownership of More than Five Percent on Behalf of Another Person.

Not Applicable

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company or Control Person.

Codere New Topco S.A. holds the ordinary shares of Codere Online Luxembourg, S.A. indirectly through its subsidiary Codere Newco, S.A.U.

Item 8. Identification and Classification of Members of the Group.

Not Applicable

Item 9. Notice of Dissolution of Group.

Not Applicable

Item 10. Certifications.

Not Applicable

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Codere New Topco S.A.

Date:	February 8, 2022	By:	/s/ Vicente di Loreto
		Name:	Vicente di Loreto
		Title:	Director class A

		By:	/s/ Isabelle Lambert
		Name:	Isabelle Lambert
		Title:	Director class B